UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

May 14, 2024 (May 9, 2024)

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(646) 222-4811

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Elections to the Board

On May 9, 2024, in accordance with the terms and conditions of the Company’s Amended and Restated Certificate of Incorporation and the Amended and Restated Voting Agreement between the Company and the other parties thereto, dated June 30, 2022, the requisite stockholders of the Company elected Aaron Wright and Bethany Crystal to the board of directors of the Company, each to serve as a member of the Company’s board of directors until her or his respective successor is duly elected and qualified or until her or his earlier respective death, resignation or removal.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: May 14, 2024